================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              FILE NO. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (RULE 13D-101)

                               AMENDMENT NO. 83

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         THE GOLDMAN SACHS GROUP, INC.
                               (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               February 1, 2013
            (Date of Event which Requires Filing of this Statement)

                               -----------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

================================================================================

CUSIP NO. 38141G 10 4                 13D

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons1
         As to a group consisting of persons other than Covered Persons
         (a)  [X]    (b)  [X]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)

-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

         [_]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER: 0

                ---------------------------------------------------------------
NUMBER OF        8.   SHARED VOTING POWER (See Item 6) (Applies to each
SHARES                person listed on Appendix A.)
BENEFICIALLY          24,869,173 Voting Shares2 held by Covered Persons
OWNED BY              11,489 Shared Ownership Shares held by Covered Persons3
EACH                  29,963,515 Sixty Day Shares held by Covered Persons4
REPORTING             2,955,642 Other Shares held by Covered Persons 5
PERSON
WITH            ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER (See Item 6)
                      As to Voting Shares, less than 1%
                      As to Shared Ownership Shares, Sixty Day Shares and
                      Other Shares, 0

                ---------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER (See Item 6):
                      As to Voting Shares, 0
                      As to Shared Ownership Shares, less than 0.01%
                      As to Sixty Day Shares and Other Shares, less than 1%.

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         57,799,819
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [_]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.61%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting Entities that are trusts

-------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 248,394 shares of Common Stock held by 17 private charitable foundations established by 17 Covered Persons;
   (ii) 2,703,071 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 4,177 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                                      ITEM 6
                                                                   CITIZENSHIP
                                                                  (UNITED STATES
                                                                      UNLESS
ITEM 1                                                              OTHERWISE
NAMES OF REPORTING PERSONS                                          INDICATED)
--------------------------                                        --------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                                         UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
William D. Anderson, Jr.
Dalinc Ariburnu                                                     UK/Turkey
Philip S. Armstrong                                                    UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Vivek J. Bantwal
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Stacy Bash-Polley
Gareth W. Bater                                                        UK
Jonathan A. Beinner
Heather Bellini
Tracey E. Benford
Philip R. Berlinski                                                 Belgium/
                                                                       USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                                        UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Dorothee Blessing                                                    Germany
Vivek Bohra
Oliver R. Bolitho                                                      UK
Stefan R. Bollinger                                                Switzerland
Brian W. Bolster
Johannes M. Boomaars                                                   The
                                                                   Netherlands
Robert D. Boroujerdi
Jill A. Borst
Alison L. Bott                                                         UK
Patrick T. Boyle                                                       UK
Sally A. Boyle                                                         UK
Christoph M. Brand                                                   Germany
Michael J. Brandmeyer
Jason H. Brauth
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Jason M. Brown                                                         UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Richard M. Campbell-Breeden                                            UK
Philippe L. Camu                                                     Belgium
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Stuart A. Cash                                                         UK
Donald J. Casturo
Sonjoy Chatterjee                                                     India
R. Martin Chavez
Alex S. Chi
Andrew A. Chisholm                                                   Canada
Steven N. Cho
David Chou                                                             UK
Thalia Chryssikou                                                    Greece
Jane P. Chwick
Kent A. Clark                                                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                                         South
                                                                     Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                                                  Ireland/
                                                                       USA
Karen R. Cook                                                          UK
Edith W. Cooper
Kenneth W. Coquillette
Richard N. Cormack                                                     UK
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Cyril Cottu                                                          France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                                   Australia
John F. Daly
John S. Daly                                                         Ireland
Stephen D. Daniel                                                    Canada
Anne Marie B. Darling
David H. Dase
Michael G. De Lathauwer                                              Belgium
Francois-Xavier de Mallmann                                          France/
                                                                   Switzerland
Daniel L. Dees
Mark F. Dehnert
James Del Favero                                                    Australia
Massimo Della Ragione                                                 Italy
Olaf Diaz-Pintado                                                     Spain
Alexander C. Dibelius                                                Germany

                                                                     ITEM 6
                                                                   CITIZENSHIP
                                                                     (UNITED
                                                                     STATES
                                                                     UNLESS
 ITEM 1                                                             OTHERWISE
 NAMES OF REPORTING PERSONS                                        INDICATED)
 --------------------------                                        ------------
 Joseph P. DiSabato
 Michele I. Docharty
 Albert F. Dombrowski
 Thomas M. Dowling
 Robert Drake-Brockman                                                  UK
 Donald J. Duet
 Alessandro Dusi                                                      Italy
 Michael L. Dweck
 Gordon E. Dyal
 Isabelle Ealet                                                       France
 Kenneth M. Eberts III
 David P. Eisman
 Jason H. Ekaireb                                                       UK
 Charalampos Eliades                                                  Greece
 Kathleen G. Elsesser
 Edward A. Emerson                                                 Argentina/UK
 Peter C. Enns                                                        Canada
 Christopher H. Eoyang
 James P. Esposito
 Michael P. Esposito
 Antonio F.Esteves                                                   Portugal
 J. Michael Evans                                                     Canada
 Carl Faker                                                          France/
                                                                     Lebanon
 Elizabeth C. Fascitelli
 Douglas L. Feagin
 Stephan J. Feldgoise
 Patrick J. Fels
 Gregg J. Felton
 Benjamin W. Ferguson
 Wolfgang Fink                                                       Germany
 Samuel W. Finkelstein
 Peter E. Finn
 David A. Fishman
 Elisabeth Fontenelli
 Colleen A. Foster
 Sheara J. Fredman
 Orit Freedman                                                        Israel
 Matthew T. Fremont-Smith
 Christopher G. French                                                  UK
 Richard A. Friedman
 Jacques Gabillon                                                     France
 Enrico S. Gaglioti
 Timur F. Galen
 Sean J. Gallagher
 Ramani Ganesh                                                        India
 Gonzalo R. Garcia                                                    Chile
 James R. Garman                                                        UK
 Francesco U. Garzarelli                                              Italy
 Matthew R. Gibson
 Gary T. Giglio
 Michelle Gill
 Nick V. Giovanni
 Justin G. Gmelich
 Richard J. Gnodde                                                   Ireland/
                                                                      South
                                                                      Africa
 Jeffrey B. Goldenberg
 Andrew M. Gordon
 Michael J. Graziano
 David J. Greenwald
 Michael J. Grimaldi
 Bradley J. Gross                                                     UK/USA
 Peter Gross
 Celeste A. Guth
 Anthony Gutman                                                       UK/USA
 Jonathan J. Hall                                                       UK
 Elizabeth M. Hammack
 Jan Hatzius                                                         Germany
 Keith L. Hayes                                                         UK
 Michael L. Hensch
 Bruce A. Heyman
 Martin Hintze                                                       Germany
 Kenneth L. Hirsch
 Kenneth W. Hitchner
 Todd Hohman
 Simon N. Holden                                                        UK
 Dane E. Holmes
 Philip Holzer                                                       Germany
 Ning Hong                                                            China
 Ericka T. Horan
 Shin Horie                                                           Japan
 Russell W. Horwitz
 James P. Houghton                                                      UK
 Ronald Hua                                                          Taiwan/
                                                                       USA
 Paul J. Huchro
 Ming Yunn Stephanie Hui                                             UK/Hong
                                                                       Kong
 Hidehiro Imatsu                                                      Japan
 Timothy J. Ingrassia
 William L. Jacob III
 Christian W. Johnston                                              Australia
 Andrew J. Jonas
 Adrian M. Jones                                                     Ireland
 Eric S. Jordan
 Roy R. Joseph                                                        Guyana
 Pierre-Emmanuel Y. Juillard                                          France
 Andrew J. Kaiser
 Vijay M. Karnani                                                     India
 James C. Katzman
 Alan S. Kava

                                                                     ITEM 6
                                                                   CITIZENSHIP
                                                                     (UNITED
                                                                     STATES
                                                                     UNLESS
 ITEM 1                                                             OTHERWISE
 NAMES OF REPORTING PERSONS                                        INDICATED)
 --------------------------                                        -----------
 Dimitrios Kavvathas                                                 Greece
 Christopher Keogh
 John J. Kim
 Peter Kimpel                                                       Germany
 Robert C. King, Jr.
 Hideki Kinuhata                                                     Japan
 Shigeki Kiritani                                                    Japan
 Marie Louise Kirk                                                  Denmark
 Michael E. Koester
 Lee Guan Kelvin Koh                                               Singapore
 J. Christopher A. Kojima                                           Canada/
                                                                      USA
 Adam M. Korn
 David J. Kostin
 Jorg H. Kukies                                                     Germany
 Eric S. Lane
 Andre Laport Ribeiro                                                Brazil
 Hugh J. Lawson
 Scott L. Lebovitz
 Brian J. Lee
 George C. Lee
 Gregory D. Lee                                                    Australia
 Ronald Lee
 Geoffery Y.A. Lee                                                  Malaysia
 David A. Lehman
 Tim Leissner                                                       Brazil/
                                                                    Germany
 Todd W. Leland
 Laurent Lellouche                                                   France
 Gregg R. Lemkau
 Deborah R. Leone
 Eugene H. Leouzon                                                   France
 John R. Levene                                                        UK
 Allan S. Levine
 Brian T. Levine
 Jack Levy
 Gwen R. Libstag
 Leland Lim
 Ryan D. Limaye
 Hao Cheng Liu
 Luca M. Lombardi                                                    Italy
 Victor M. Lopez-Balboa
 Antigone Loudiadis                                                 Greece/
                                                                       UK
 David B. Ludwig
 Peter J. Lyon
 Paula B. Madoff
 John A. Mahoney
 Puneet Malhi                                                          UK
 Raghav Maliah                                                       India
 Matthew F. Mallgrave
 John V. Mallory
 David M. Marcinek
 Alain Marcus
 Alison J. Mass
 Robert A. Mass
 Kathy M. Matsui
 Joseph S. Mauro
 Alastair J.C. Maxwell                                                 UK
 John J. McCabe
 Matthew B. McClure                                                    UK
 Patrick S. McClymont
 Dermot W. McDonogh                                                 Ireland
 Charles M. McGarraugh
 John J. McGuire, Jr.
 John W. McMahon
 James M. McMurdo                                                  Australia/
                                                                       UK
 James A. McNamara
 Richard P. McNeil                                                  Jamaica
 Sanjeev K. Mehra
 Avinash Mehrotra
 Jonathan M. Meltzer
 Bruce H. Mendelsohn
 Xavier C. Menguy                                                    France
 Anthony J. Miller                                                 Australia
 Michael J. Millette
 Milton R. Millman III
 Christopher Milner                                                    UK
 Christina P. Minnis
 Peeyush Misra                                                       India
 Bryan P. Mix
 Masanori Mochida                                                    Japan
 Timothy H. Moe                                                     Ireland
 Philip J. Moffitt                                                 Australia
 Atosa Moini                                                          Iran
 Ricardo Mora
 J. Ronald Morgan III
 Simon P. Morris                                                       UK
 Thomas C. Morrow
 Sharmin Mossavar-Rahmani                                              UK
 Takashi Murata                                                      Japan
 Arjun N. Murti
 Marc O. Nachmann
 Kenichi Nagasu                                                      Japan
 Ezra Nahum                                                         France/
                                                                      USA
 Amol S. Naik                                                        India/
                                                                      USA
 Jyothsna Natauri
 Una M. Neary
 Jeffrey P. Nedelman
 Anthony Noto
 Gavin G. O'Connor

                                                                      ITEM 6
                                                                   CITIZENSHIP
                                                                  (UNITED STATES
                                                                      UNLESS
ITEM 1                                                              OTHERWISE
NAMES OF REPORTING PERSONS                                          INDICATED)
--------------------------                                        --------------
L. Peter O'Hagan                                                     Canada/
                                                                       USA
Gregory G. Olafson                                                   Canada
Brett A. Olsher                                                      UK/USA
Terence J. O'Neill                                                     UK
Timothy J. O'Neill
Lisa Opoku
Peter C. Oppenheimer                                                   UK
Nigel M. O'Sullivan                                                    UK
Gerald B. Ouderkirk III
Fumiko Ozawa                                                          Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos                                        Greece
James R. Paradise                                                      UK
Francesco Pascuzzi                                                    Italy
Anthony W. Pasquariello
Sheila H. Patel
Nirubhan Pathmanabhan                                                  UK
Jonathan Mark Penkin                                                UK/South
                                                                     Africa
Daniel P. Petrozzo
David B. Philip
Richard Phillips                                                    Australia
Stephen R. Pierce
Hugh R. Pill                                                           UK
Michelle H. Pinggera                                                   UK
Dhruv Piplani                                                         India
Kenneth A. Pontarelli
Ellen R. Porges
Dmitri Potishko                                                     Australia
Dina Powell
Gilberto Pozzi                                                        Italy
Lorin P. Radtke
John J. Rafter                                                       Ireland
Sumit Rajpal                                                          India
Richard N. Ramsden                                                     UK
Sara E. Recktenwald
Andrew K. Rennie                                                   Australia/
                                                                       UK
James H. Reynolds                                                    France
Sean D. Rice
Michael J. Richman
Francois J. Rigou                                                    France
Stuart Riley                                                           UK
Michael Rimland
Luigi G. Rizzo                                                        Italy
Lora J. Robertson
Karl J. Robijns                                                      Belgium
Elizabeth A. Robinson
Scott M. Rofey
John F. W. Rogers
Scott A. Romanoff
Johannes Rombouts                                                  Netherlands
Michael E. Ronen                                                    Germany/
                                                                     Israel
Simon A. Rothery                                                    Australia
Jami Rubin
Peter C. Russell
Paul M. Russo
David C. Ryan
Katsunori Sago                                                        Japan
Ankur A. Sahu                                                         India
Guy E. Saidenberg                                                    France
Pablo J. Salame                                                      Ecuador
Julian Salisbury                                                       UK
Yann Samuelides                                                      France
Luke A. Sarsfield III
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Joshua S. Schiffrin
Jeffrey W. Schroeder
Harvey M. Schwartz
Mark Schwartz
David A. Schwimmer
Paul D. Scialla
Peter E. Scialla
Stephen B. Scobie                                                      UK
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                                        UK
Gaurav Seth                                                           India
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich
Lisa M. Shalett
Daniel M. Shefter
Heather K. Shemilt                                                   Canada
Magid N. Shenouda                                                      UK
Michael S. Sherwood                                                    UK
Michael H. Siegel
Suhail A. Sikhtian
Gavin Simms                                                            UK
Michael L. Simpson
Marshall Smith
Michael Smith                                                       Australia
Sarah E. Smith                                                         UK
David M. Solomon
Mark R. Sorrell                                                        UK
Theodore T. Sotir

                                                                       ITEM 6
                                                                    CITIZENSHIP
                                                                   (UNITED STATES
                                                                       UNLESS
ITEM 1                                                               OTHERWISE
NAMES OF REPORTING PERSONS                                           INDICATED)
--------------------------                                        ----------------
Christoph W. Stanger                                                  Austria
Esta E. Stecher
Laurence Stein                                                    South Africa/USA
Carl Stern
John D. Storey                                                       Australia
Steven H. Strongin
Joseph Struzziery III
Ram K. Sundaram                                                        India
Damian E. Sutcliffe                                                      UK
J. Richard Suth
Robert J. Sweeney
Michael S. Swell
Michael J. Swenson
Gene T. Sykes
Patrick Tassin de Nonneville                                           France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Ryan J. Thall
Klaus B. Toft                                                         Denmark
Jeffrey M. Tomasi
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                                         Japan
Richard J. Tufft                                                         UK
Greg A. Tusar
Eiji Ueda                                                              Japan
Toshihiko Umetani                                                      Japan
Jonathan R. Vanica
Ashok Varadhan
John J. Vaske
Christoph Vedral                                                      Germany
Andrea Vella                                                           Italy
Philip J. Venables                                                     UK/USA
Simone Verri                                                           Italy
Jeffrey L. Verschleiser
Robin A. Vince                                                         UK/USA
Andrea A. Vittorelli                                                   Italy
Alejandro Vollbrechthausen                                             Mexico
Daniel Wainstein                                                       Brazil
John E. Waldron
Paul Walker
Robert P. Wall
Theodore T. Wang
Alasdair J. Warren                                                       UK
Simon R. Watson                                                          UK
Toby C. Watson                                                           UK
John S. Weinberg
Martin M. Werner                                                       Mexico
Matthew Westerman                                                        UK
Elisha Wiesel
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                                        New
                                                                      Zealand
Dominic A. Wilson                                                        UK
Steve Windsor                                                            UK
Michael K. Wise
Martin Wiwen-Nilsson                                                   Sweden
Andrew E. Wolff
Kent J. Wosepka
Denise A. Wyllie                                                         UK
Chang-Po Yang                                                          China
Yoshihiko Yano                                                         Japan
Shinichi Yokote                                                        Japan
W. Thomas York, Jr.
Wassim G. Younan                                                      Lebanon/
                                                                         UK
Paul M. Young
Paolo Zannoni                                                          Italy
Xing Zhang                                                             China
Han Song Zhu                                                           China

REPORTING ENTITIES

ITEM 1                                                   ITEM 6             NAME OF ESTABLISHING
NAME OF ENTITY                    TYPE OF ENTITY  PLACE OF ORGANIZATION        COVERED PERSON
--------------                    --------------  ---------------------  ----------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
O'Neill 2004 Trust                    Trust                UK                Terence J. O'Neill
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman

   This Amendment No. 83 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 83 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. IDENTITY AND BACKGROUND

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding February 1, 2013.

   (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered
Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,017,558 shares of Common Stock are subject to the Transfer Restrictions as of February 1, 2013.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

   Certain Covered Persons have pledged in the aggregate 815,842 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No.
        1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit
        10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                          CONVICTIONS OR         BENEFICIAL
                                                                           VIOLATIONS OF      OWNERSHIP OF THE
                                                                          FEDERAL OR STATE    COMMON STOCK OF
                                                                          LAWS WITHIN THE       THE GOLDMAN
NAME                CITIZENSHIP   BUSINESS ADDRESS    PRESENT EMPLOYMENT  LAST FIVE YEARS     SACHS GROUP, INC.
----                -----------  -------------------- ------------------- ----------------  ----------------------
Steven M. Bunson       USA       200 West Street      Managing Director,       None         Less than 1% of the
                                 New York, NY         The Goldman Sachs                     outstanding shares of
                                 10282                Group, Inc.                           Common Stock.

Michael H.             UK        26 New Street,       Partner,                 None         None
Richardson                       St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

Anthony J. Dessain     UK        26 New Street,       Partner,                 None         None
                                 St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

                                                                        ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 29,963,515 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of February 1, 2013. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 31, 2012, January 18, 2013 and January 24, 2013, an aggregate of 3,161,558 shares, 1,616 shares and 1,022,496 shares of Common Stock, respectively, were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares. On January 17, 2013, an aggregate of 98,271 restricted shares of Common Stock were received by Covered Persons as compensation and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                             PRICE PER SHARE
COVERED PERSON                              TRADE DATE     NUMBER OF SHARES      (IN $)
--------------                           ----------------- ----------------  ---------------
Nicholas F. Burgin......................  January 7, 2013         500            115.00
Todd Hohman.............................  January 7, 2013       1,400            115.00
Jason M. Brown.......................... January 17, 2013      16,539            140.98
David Chou.............................. January 17, 2013       5,000            140.10
David Chou.............................. January 17, 2013       4,380            141.00
Thomas G. Connolly...................... January 17, 2013      19,507            140.11
James V. Covello........................ January 17, 2013         273            140.05
Alexander C. Dibelius*.................. January 17, 2013       5,000            140.14
Gordon E. Dyal.......................... January 17, 2013         268            140.76
Gregg J. Felton......................... January 17, 2013       9,080            140.98
Benjamin W. Ferguson.................... January 17, 2013       1,400            140.75
Wolfgang Fink........................... January 17, 2013       2,000            140.98
Justin G. Gmelich*...................... January 17, 2013       8,467            141.58
Justin G. Gmelich*...................... January 17, 2013       1,533            141.62
Michael J. Graziano..................... January 17, 2013         692            141.02
Paul J. Huchro.......................... January 17, 2013       1,647            141.34
Hidehiro Imatsu......................... January 17, 2013       3,069            140.98
Andre Laport Ribeiro.................... January 17, 2013       3,527            140.98
George C. Lee II........................ January 17, 2013         713            141.27
David A. Lehman......................... January 17, 2013         502            140.10
David A. Lehman......................... January 17, 2013         100            140.49
David A. Lehman......................... January 17, 2013         100            140.50
David A. Lehman......................... January 17, 2013         300            140.52
David A. Lehman......................... January 17, 2013         500            140.55
Gregg R. Lemkau......................... January 17, 2013       5,000            140.21
Allan S. Levine......................... January 17, 2013       3,000            140.05
Leland Lim*............................. January 17, 2013       1,857            140.98
Ryan D. Limaye*......................... January 17, 2013       1,500            140.14
Ryan D. Limaye.......................... January 17, 2013       1,500            140.05
Antigone Loudiadis...................... January 17, 2013       7,319            140.98
David B. Ludwig......................... January 17, 2013       1,261            140.09
James A. McNamara....................... January 17, 2013         755            140.06
Michael J. Millette..................... January 17, 2013         636            140.45
Michael J. Millette..................... January 17, 2013         478            140.45

                                                                             PRICE PER SHARE
COVERED PERSON                              TRADE DATE     NUMBER OF SHARES      (IN $)
--------------                           ----------------- ----------------  ---------------
Christopher Milner...................... January 17, 2013       3,370            141.00
Arjun N. Murti.......................... January 17, 2013       4,501            140.04
Gavin G. O'Connor....................... January 17, 2013         837            140.98
Peter C. Oppenheimer.................... January 17, 2013         500            140.98
Craig Packer............................ January 17, 2013       7,838            140.98
Nirubhan Pathmanabhan................... January 17, 2013       3,432            140.94
Daniel P. Petrozzo...................... January 17, 2013         130            140.98
David B. Philip......................... January 17, 2013       5,000            140.39
Dhruv Piplani........................... January 17, 2013       5,000            141.00
Dhruv Piplani........................... January 17, 2013       5,000            141.50
Dmitri Potishko......................... January 17, 2013       3,279            140.00
Dmitri Potishko......................... January 17, 2013         200            140.04
Dmitri Potishko......................... January 17, 2013         300            140.05
Dmitri Potishko......................... January 17, 2013         253            140.06
Dmitri Potishko......................... January 17, 2013       2,600            140.07
John J. Rafter.......................... January 17, 2013         212            140.76
Lora J. Robertson....................... January 17, 2013         469            140.98
Elizabeth E. Robinson................... January 17, 2013       2,956            140.98
Jami Rubin.............................. January 17, 2013       3,220            141.79
J. Richard Suth......................... January 17, 2013         387            141.67
Teresa Teague........................... January 17, 2013       1,100            140.98
Ryan J. Thall........................... January 17, 2013       3,603            140.98
Greg A. Tusar........................... January 17, 2013         449            140.00
John J. Vaske........................... January 17, 2013          20            139.91
John J. Vaske........................... January 17, 2013         695            139.94
Jeffrey L. Verschleiser................. January 17, 2013      22,285            140.50
Theodore T. Wang........................ January 17, 2013       2,300            141.27
Elisha Wiesel........................... January 17, 2013       2,052            140.98
Andrew F. Wilson........................ January 17, 2013       8,500            140.48
Paul M. Young........................... January 17, 2013         234            140.13
Jason M. Brown.......................... January 18, 2013       8,000            142.00
Jason M. Brown.......................... January 18, 2013       8,000            143.00
Nicholas F. Burgin...................... January 18, 2013       1,900            115.00
David Chou.............................. January 18, 2013       1,000            144.23
Francois-Xavier de Mallmann............. January 18, 2013       2,000            110.00
James P. Esposito....................... January 18, 2013       5,430            143.75
Benjamin W. Ferguson.................... January 18, 2013       1,400            141.71
David J. Greenwald...................... January 18, 2013       6,445            143.47
Todd Hohman............................. January 18, 2013       5,900            115.00
William L. Jacob III.................... January 18, 2013       2,000            144.57
Peter Kimpel............................ January 18, 2013       2,500            120.00
Peter Kimpel............................ January 18, 2013       2,500            125.00
Scott L. Lebovitz....................... January 18, 2013         500            144.35
Antigone Loudiadis...................... January 18, 2013       7,319            142.00
Antigone Loudiadis...................... January 18, 2013       7,319            144.00
Puneet Malhi............................ January 18, 2013       5,096            143.21
Matthew F. Mallgrave.................... January 18, 2013         398            144.31
Matthew B. McClure...................... January 18, 2013       1,706            144.58
John J. McGuire Jr...................... January 18, 2013       2,263            143.51
Sanjeev K. Mehra........................ January 18, 2013      45,000            135.00
Christopher Milner...................... January 18, 2013       3,371            142.00
Peter C. Oppenheimer.................... January 18, 2013         500            142.00
James R. Paradise....................... January 18, 2013       1,000            143.49

                                                                             PRICE PER SHARE
COVERED PERSON                              TRADE DATE     NUMBER OF SHARES      (IN $)
--------------                           ----------------- ----------------  ---------------
James R. Paradise....................... January 18, 2013       1,000            143.57
James R. Paradise....................... January 18, 2013       1,000            143.76
John J. Rafter.......................... January 18, 2013       7,386            143.77
Daniel Shefter.......................... January 18, 2013         500            142.37
Daniel Shefter.......................... January 18, 2013         500            144.36
Damian E. Sutcliffe*.................... January 18, 2013           3            144.36
Damian E. Sutcliffe*.................... January 18, 2013         497            144.37
David D. Wildermuth..................... January 18, 2013       1,000            144.34
William D. Anderson Jr.................. January 22, 2013         114            143.90
Vivek J. Bantwal........................ January 22, 2013         800            145.73
David J. Greenwald...................... January 22, 2013       3,055            144.22
Michael J. Grimaldi..................... January 22, 2013       1,341            145.25
Kenneth L. Hirsch*...................... January 22, 2013       1,444            144.57
Timothy J. Ingrassia.................... January 22, 2013      17,000            145.86
William L. Jacob III.................... January 22, 2013       1,000            144.60
Todd W. Leland.......................... January 22, 2013         473            145.85
Gregg R. Lemkau......................... January 22, 2013       2,500            145.00
Puneet Malhi............................ January 22, 2013       4,000            145.00
John V. Mallory*........................ January 22, 2013          26            144.09
John V. Mallory*........................ January 22, 2013         500            144.11
John V. Mallory*........................ January 22, 2013         100            144.14
Patrick S. McClymont.................... January 22, 2013         159            144.76
Pablo J. Salame......................... January 22, 2013       4,596            144.68
Daniel Shefter.......................... January 22, 2013         366            145.79
Donald J. Truesdale..................... January 22, 2013       3,228            145.51
Tracey E. Benford....................... January 23, 2013       1,475            145.54
Alex S. Chi............................. January 23, 2013         340            145.80
Daniel L. Dees.......................... January 23, 2013       5,122            145.80
James Del Favero........................ January 23, 2013       1,109            145.49
Benjamin W. Ferguson.................... January 23, 2013       1,400            145.80
Wolfgang Fink........................... January 23, 2013       2,000            145.80
Sheara J. Fredman....................... January 23, 2013         344            145.80
Michael L. Hensch....................... January 23, 2013          54            145.47
Jorg H. Kukies.......................... January 23, 2013       1,636            145.13
Guy E. Saidenberg....................... January 23, 2013         436            145.43
Guy E. Saidenberg....................... January 23, 2013       8,271            145.46
Dalinc Ariburnu......................... January 24, 2013       4,284            145.21
Stefan R. Bollinger..................... January 24, 2013         188            145.21
Johannes M. Boomaars.................... January 24, 2013         254            145.21
Nicholas F. Burgin...................... January 24, 2013         531            145.00
Philippe L. Camu........................ January 24, 2013         584            145.21
Christopher A. Cole*.................... January 24, 2013       5,000            145.00
Cyril Cottu............................. January 24, 2013       1,394            145.21
Cyril Cottu............................. January 24, 2013         312            145.59
Cyril Cottu............................. January 24, 2013         552            145.78
Francois-Xavier de Mallmann............. January 24, 2013          96            145.00
Francois-Xavier de Mallmann............. January 24, 2013         506            145.21
Francois-Xavier de Mallmann............. January 24, 2013         191            145.88
Michele I. Docharty..................... January 24, 2013         200            144.53
Michele I. Docharty..................... January 24, 2013         400            144.54
Michele I. Docharty..................... January 24, 2013         400            144.55
Alessandro Dusi......................... January 24, 2013       1,190            145.21
Charalampos Eliades..................... January 24, 2013       2,391            145.21

                                                                             PRICE PER SHARE
COVERED PERSON                              TRADE DATE     NUMBER OF SHARES      (IN $)
--------------                           ----------------- ----------------  ---------------
Charalampos Eliades..................... January 24, 2013         368            146.16
Charalampos Eliades..................... January 24, 2013         652            146.19
Antonio F.Esteves....................... January 24, 2013       4,855            145.21
Gonzalo R. Garcia....................... January 24, 2013         479            145.21
Francesco U. Garzarelli................. January 24, 2013         394            145.21
Martin Hintze........................... January 24, 2013         399            145.21
Dimitrios Kavvathas..................... January 24, 2013      11,799            145.21
Peter Kimpel............................ January 24, 2013         843            145.00
Peter Kimpel............................ January 24, 2013          70            145.21
Jorg H. Kukies.......................... January 24, 2013         388            145.21
James M. McMurdo........................ January 24, 2013         337            145.21
Marc O. Nachmann........................ January 24, 2013       2,000            145.20
Kenichi Nagasu.......................... January 24, 2013         557            145.00
Nigel M. O'Sullivan..................... January 24, 2013       4,954            145.21
Kostas N. Pantazopoulos................. January 24, 2013         511            145.21
James R. Paradise....................... January 24, 2013         499            145.00
Francesco Pascuzzi...................... January 24, 2013         758            145.21
Gilberto Pozzi.......................... January 24, 2013         715            145.21
James H. Reynolds....................... January 24, 2013         750            145.21
Luigi G. Rizzo.......................... January 24, 2013         240            145.21
Johannes Rombouts....................... January 24, 2013       1,194            145.21
Katsunori Sago.......................... January 24, 2013       3,299            145.00
Guy E. Saidenberg....................... January 24, 2013         262            145.21
Yann Samuelides......................... January 24, 2013         942            145.00
Lisa M. Shalett......................... January 24, 2013         635            145.11
Heather K. Shemilt...................... January 24, 2013       2,000            144.62
Christoph W. Stanger.................... January 24, 2013         280            145.21
Patrick Tassin de Nonneville............ January 24, 2013         903            145.00
Andrea Vella............................ January 24, 2013       1,304            145.21
Daniel Wainstein........................ January 24, 2013       5,285            144.48
Martin Wiwen-Nilsson.................... January 24, 2013         404            145.21
Paolo Zannoni........................... January 24, 2013         648            145.21
Mark E. Agne............................ January 25, 2013      15,056            144.52
Dalinc Ariburnu......................... January 25, 2013       3,612            144.28
Dalinc Ariburnu......................... January 25, 2013      10,698            144.32
David Chou.............................. January 25, 2013       2,449            144.69
David P. Eisman......................... January 25, 2013         112            144.57
Antigone Loudiadis...................... January 25, 2013         499            144.26
Timothy H. Moe.......................... January 25, 2013       2,512            144.27
Richard Phillips........................ January 25, 2013       7,882            144.26
Klaus B. Toft........................... January 25, 2013       1,030            144.37
Robin A. Vince.......................... January 25, 2013         865            144.71
Colleen A. Foster....................... January 28, 2013       3,800            144.78
Philip J. Moffitt....................... January 28, 2013       6,901            144.55
Philip J. Moffitt....................... January 28, 2013         508            144.60
Atosa Moini............................. January 28, 2013         250            145.15
Atosa Moini............................. January 28, 2013         250            145.25
Craig Packer............................ January 28, 2013         905            144.49
Lorin P. Radtke......................... January 28, 2013       1,230            143.91
Lisa M. Shalett......................... January 28, 2013       1,229            144.80
Laurence Stein.......................... January 28, 2013         837            144.36
Theodore T. Wang........................ January 28, 2013       2,338            144.00
Jane P. Chwick.......................... January 29, 2013         657            145.00

                                                                             PRICE PER SHARE
COVERED PERSON                              TRADE DATE     NUMBER OF SHARES      (IN $)
--------------                           ----------------- ----------------  ---------------
Christopher A. Cole*.................... January 29, 2013         278            147.50
William J. Conley Jr.................... January 29, 2013       1,429            145.50
Edward A. Emerson....................... January 29, 2013       2,682            145.00
Andrew M. Gordon*....................... January 29, 2013         816            146.41
William L. Jacob III.................... January 29, 2013       1,649            145.00
J. Christopher A. Kojima................ January 29, 2013         553            145.81
Antigone Loudiadis...................... January 29, 2013       6,719            145.22
Matthew B. McClure...................... January 29, 2013         211            145.23
Atosa Moini............................. January 29, 2013         250            145.50
Atosa Moini............................. January 29, 2013         114            146.00
Peter C. Oppenheimer.................... January 29, 2013         500            147.00
Nirubhan Pathmanabhan................... January 29, 2013         903            144.10
John A. Sebastian....................... January 29, 2013       4,110            147.25
Gene T. Sykes*.......................... January 29, 2013       5,000            146.97
Frederick Towfigh....................... January 29, 2013       1,924            144.10
David Chou.............................. January 30, 2013       2,000            146.78
Joseph P. DiSabato*..................... January 30, 2013       1,813            146.28
Isabelle Ealet.......................... January 30, 2013       2,000            146.82
Isabelle Ealet.......................... January 30, 2013       1,000            147.00
Isabelle Ealet.......................... January 30, 2013       1,000            147.08
Douglas L. Feagin....................... January 30, 2013       2,000            147.18
David A. Fishman........................ January 30, 2013         158            146.88
Tim Leissner............................ January 30, 2013       6,874            146.80
Brett A. Olsher......................... January 30, 2013      20,000            146.34
John E. Waldron......................... January 30, 2013       2,500            147.02
W. Thomas York, Jr...................... January 30, 2013       2,280            147.11
Christopher A. Cole*.................... January 31, 2013      10,000            146.41
Christopher A. Cole*.................... January 31, 2013       4,722            147.50
Justin G. Gmelich*...................... January 31, 2013       7,500            147.61
Ronald Hua.............................. January 31, 2013       2,731            147.60
Matthew C. Westerman.................... January 31, 2013       7,656            146.50
Andrew E. Wolff......................... January 31, 2013       1,000            147.74
Armen A. Avanessians*................... February 1, 2013      10,000            149.75
David Chou.............................. February 1, 2013       1,000            149.77
Christopher A. Cole*.................... February 1, 2013      10,000            148.51
Christopher A. Cole*.................... February 1, 2013      15,000            150.00
Isabelle Ealet.......................... February 1, 2013       1,000            148.09
Isabelle Ealet.......................... February 1, 2013       1,000            150.24
Michael J. Graziano..................... February 1, 2013       1,190            148.32
William L. Jacob III.................... February 1, 2013       1,648            150.00
Gregg R. Lemkau......................... February 1, 2013       2,801            150.00
Gene T. Sykes*.......................... February 1, 2013       5,000            150.00
John E. Waldron......................... February 1, 2013       2,500            149.90
Elisha Wiesel........................... February 1, 2013      13,000            149.85
W. Thomas York, Jr...................... February 1, 2013       2,000            149.94

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

                                                                 PRICE PER SHARE
COVERED PERSON                  TRADE DATE     NUMBER OF SHARES      (IN $)
--------------               ----------------- ----------------  ---------------
Lee Guan Kelvin Koh......... January 17, 2013       1,000            140.98
Christina P. Minnis*........ January 18, 2013         550            141.42

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired or disposed of interests in the Common Stock fund representing the number of Other Shares set forth below:

                                                        PRICE PER
                                             NUMBER OF   SHARE     ACQUISITION OR
COVERED PERSON            TRANSACTION DATE    SHARES     (IN $)     DISPOSITION
--------------            ------------------ ---------  ---------  --------------
Donald J. Duet........... December 14, 2012    1.1869    119.36     Acquisition
Donald J. Duet........... December 31, 2012    1.1106    127.56     Acquisition
Donald J. Duet...........  January 15, 2013    1.0755    135.59     Acquisition
Donald J. Duet...........  January 24, 2013   22.1325    144.96     Acquisition
Sanjeev K. Mehra.........  January 24, 2013   10.4023    144.96     Acquisition
Una M. Neary.............  January 24, 2013   12.0723    144.96     Acquisition
Joseph S. Mauro..........  January 28, 2013  200.5067    144.15     Acquisition
Donald J. Duet...........  January 31, 2013    0.9863    147.86     Acquisition

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                  ACQUISITION OR
COVERED PERSON                 TRANSFER DATE    NUMBER OF SHARES   DISPOSITION
--------------               ------------------ ----------------  --------------
David J. Greenwald.......... December 19, 2012       2,000         Disposition
Armen A. Avanessians........ December 28, 2012       3,084         Disposition
Robert J. Sweeney........... December 28, 2012         822         Disposition
James C. Katzman............  January 24, 2013       2,321         Disposition
Timothy J. Ingrassia........  February 1, 2013         670         Disposition

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                          INSTRUMENT AND  NUMBER OF  STRIKE PRICE
COVERED PERSON              POSITION       SHARES      (IN $)       MATURITY DATE
--------------            --------------  ---------  ------------  -----------------
David J. Greenwald....... Call Written      2,000        135         April 20, 2013
David J. Greenwald....... Call Written      1,500        130         April 20, 2013
David M. Marcinek........ Call Written      2,100        150         April 20, 2013
Arjun N. Murti........... Call Written      4,500        150         April 20, 2013
Karl J. Robijns..........  Put Written     10,000        140         April 20, 2013
Karl J. Robijns..........  Put Written      7,500        110         April 20, 2013
Karl J. Robijns.......... Call Written      5,000        150         April 20, 2013
David J. Greenwald....... Call Written      3,500        135          July 20, 2013
Bradley J. Gross......... Call Written      3,200        150          July 20, 2013
John A. Mahoney.......... Call Written     10,800        130          July 20, 2013
Karl J. Robijns..........  Put Written     10,000        125          July 20, 2013
Karl J. Robijns..........  Put Written     10,000        130          July 20, 2013
Johannes M. Boomaars..... Call Written      6,300        135       January 18, 2014

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment No.
        1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed March
        29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to Exhibit
        10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).